UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Legacy Reserves LP
(Name of Issuer)
Units representing limited partner interests
(Title of Class of Securities)
524707 20 5
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Brothers Production Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,524,188

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,524,188

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,524,188

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Brothers Production Properties, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,356,199

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,356,199

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,356,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1.
(a) Name of Issuer:
Legacy Reserves LP
(b) Address of Issuer’s Principal Executive Offices:
303 W. Wall, Suite 1400
Midland, Texas 79701
Item 2.
(a) Name of Person Filing:
Brothers Production Properties, Ltd. and Brothers Production Company, Inc. are
jointly filing this Schedule 13G.
(b) Address of Principal Business Office or, if none, Residence:
Brothers Production Company, Inc.
303 W. Wall Street, Suite 1500
Midland, Texas 79701
(c) Citizenship:
Each of the Reporting Entities is formed in Texas.
(d) Title of Class of Securities:
Units representing limited partner interests (the “Units”)
(e) CUSIP Number:
524707 20 5
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Item 9 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.[1]

(b)	Percent of class:

Item 11 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.[2]

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Item 5 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of

Item 7 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.

(iv)	Shared power to dispose or to direct the disposition of -0-
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

[1]	Reflects the aggregate number of Units beneficially owned by Brothers Production Company, Inc. and Brothers Production Properties, Ltd., which directly own 167,989 and 2,356,199 Units, respectively. Brothers Production Company, Inc., as general partner of Brothers Production Properties, Ltd., indirectly owns and may be deemed to have sole voting and dispositive power over all of the Units directly owned by Brothers Production Properties, Ltd.

[2]	Based on 29,716,548 Units outstanding as of January 23, 2008.

Item 10. Certification.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 14, 2008

BROTHERS PRODUCTION COMPANY, INC..
By:	/s/ Kyle A. McGraw
	Name:	Kyle A. McGraw
	Title:	President

BROTHERS PRODUCTION PROPERTIES, LTD. By: Brothers Production Company, Inc., its general partner
By:	/s/ Kyle A. McGraw
	Name:	Kyle A. McGraw
	Title:	President